May 29, 2018

Kristy Von Ohlen

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	The MML American Funds Growth Fund and MML American Funds International Fund (the “Funds”), each a series of MML Series Investment Fund (File No. 811-02224) (the “Registrant”)

Dear Ms. Von Ohlen:

Below is our follow-up response to a comment originally provided to us on March 23, 2018 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of (1) the annual report to shareholders of the Funds for the fiscal year ended December 31, 2017 filed on Form N-CSR (the “Annual Report”) and (2) in connection with the review of the Annual Report, the prospectus of the Funds dated May 1, 2017 filed on Form N-1A (the “Prospectus”). Our follow-up response below confirms what we have discussed with you and other members of the Staff on several follow-up phone calls regarding this matter.

Original Comment #9:

Please re-file the N-CSR for the MML Series Investment Fund to include the audited financial statements of the master funds in which the MML American Funds Growth Fund and MML American Funds International Fund are invested and ensure that the certifications included in the filing are updated accordingly.

Follow-up Response:

After further discussions with the Staff and after further review, the Registrant agrees, in future filings on Form N-CSR, to include the financial statements of the master funds in which the MML American Funds Growth Fund and MML American Funds International Fund invest. On the basis of our discussions with the Staff, the Registrant will include in its filings on Form N-CSR a certification from the American Funds Insurance Series (“AFIS”) authorizing the Registrant to rely on the certifications of the officers of AFIS included in AFIS’ own filings on Form N-CSR. The certifications included in the Registrant’s filings on Form N-CSR, with respect to the Funds, will be provided in reliance on the certifications of the officers of AFIS’ N-CSR filings. The Registrant re-confirms that it has distributed the master funds’ financial statements to shareholders in connection with the mailing of the December 31, 2017 annual reports of the MML American Funds Growth Fund and MML American Funds International Fund.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company